May 30, 2018

Via EDGAR Transmission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Abigail Jacobs

Re:                             Verona Pharma plc

Registration Statement on Form F-3

Filed May 22, 2018

Registration No. 333-225107

Dear Ms. Jacobs:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on June 1, 2018 at 4:00 p.m. Eastern Time or as soon thereafter as practicable, or at such later time as Verona Pharma plc (the “Company”) or its counsel may request via telephone call to the staff. Please contact Peter Handrinos of Latham & Watkins LLP, counsel to the Company, at (617) 948-6060, or in his absence, Nathan Ajiashvili of Latham & Watkins LLP at (212) 906-2916, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Verona Pharma plc

By:	/s/ Piers Morgan
Name: Piers Morgan
Title: Chief Financial Officer

cc:  Jan-Anders Karlsson, Verona Pharma plc

Claire Poll, Verona Pharma plc